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                              August 4, 2023

       Lei Zhang
       Director and Chief Executive Officer
       Cheche Group Inc.
       8/F, Desheng Hopson Fortune Plaza
       13-1 Deshengmenwai Avenue
       Xicheng District, Beijing 100088, China

                                                        Re: Cheche Group Inc.
                                                            Registration
Statement on Form F-4
                                                            Filed July 24, 2023
                                                            File No. 333-273400

       Dear Lei Zhang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-4 filed July 24, 2023

       General

   1. We note your disclosure that Prime Impact, HoldCo and CCT will not consummate the
                                                        Business Combination
without first completing the CSRC filing, even if the
                                                        securityholders of
Prime Impact have approved the Business Combination in the
                                                        extraordinary general
meeting. Please advise us where you are in the process of
                                                        completing the CSRC
filing, and explain to us your plan if there is a delay even after the business combination
may be approved at the meeting.
       Exhibits

   2. Please refer to paragraph 7, which begins with the assumption that the Company has been
 Lei Zhang
Cheche Group Inc.
August 4, 2023
Page 2
      duly incorporated. Please revise to remove assumptions (i) - (vi) in paragraph 7, or advise. For guidance, please refer to Staff Legal Bulletin No. 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ben Phippen at 202-551-3697 or John Spitz at 202-551-3484 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or Susan Block at 202-551-3210 with any other questions.



                                                           Sincerely,
FirstName LastNameLei Zhang
                                                           Division of
Corporation Finance
Comapany NameCheche Group Inc.
                                                           Office of Finance
August 4, 2023 Page 2
cc:       Dan Espinoza
FirstName LastName